OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

KISS Innovations, Inc.

10380 SW Village Center Drive
266
Port Saint Lucie, FL 34987

www.kissandsell.co



50000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 500,000 shares* of Common Stock ($100,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below,

Minimum 50,000 shares of Common Stock ($10,000)

Company	KISS Innovations, Inc.
Corporate Address	10380 SW Village Center Drive #266 Port Saint Lucie, FL 34987
Description of Business	Our Mission: optimizing specific life processes by creating intelligent software solutions and SAAS applications that disrupt current practices, starting with Walfly, platform designed to reduce turnover by providing the insight needed to make smarter employment decisions .
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.20
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

KISS Innovations, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.20/share, you will receive 10 bonus shares, meaning you'll own 110 shares for $20.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Business Description

KISS Innovations, Inc is a Florida Company founded by Donald Jones on March 23, 2017. The company creates SAAS applications that disrupt current practices in a effort to optimize the efficiency of common functions. Its core business is to develop creative solutions that simplify specific life processes. KISS is derived from the sales acronym "Keep It Simple Silly" and is at the heart of each product the company develops.

Matchmaking is an effective tool for personal relationships helping clients find their perfect mate. KISS Innovations is developing a matchmaking application to help millennials find their perfect career match. Millennials are the dominant demographic in the workforce at 38% and is projected to become 75% by 2025. (Gallup) Turnover form engagement alone costs the US economy roughly $30.5 billion a year. (Gallup)

Walfly is a career matchmaking network designed to provide better insight to business entities and career professionals to foster better employment decisions. Its matchmaking algorithm helps businesses reduce high turnover rates by matching jobseeker career interests with employer staffing needs.

Walfly will operate in two markets, the 135 billion annually Internet Publishing Industry (Hoover's Internet Publishing Industry Report) and the 350 billion annually Staffing Services Industry (Hoover's Staffing Services Industry Report). We believe the staffing services industry is fragmented, with low barriers to entry. In the US, the 50 largest companies generate a little less than half of industry revenue. (Hoover's Staffing Services Industry Report)

We believe our matchmaking algorithm is the first of its kind and creates an competitive edge unlike any of its predecessors.

Development Stage

Full development of the walfly application has already begun. We are currently in the functionality integration portion of the process which is the final phase before testing and deployment to app stores. Once completed we will begin beta testing before product launch.

Problem

The recruitment and retention of quality candidates is a constant challenge in the professional ecosystem. KISS Innovations believes the time allotted to staffing is prolonged by the current hiring practices. It is estimated that the average cost per hire for companies is $4,425 and the average time to hire was 36 days in 2016. (2017 SHRM Talent Acquisition Benchmarking Report) We believe the added costs of onboarding and high price of turnover, creates an environment where making the correct personnel decisions vital. Millennials account for 38% of the American workforce and is projected to grow top to 75% by 2025. (Gallup) Despite this they have the highest rates of unemployment and underemployment. (Gallup State of the American Workplace Report 2017) This demographic utilizes methods unlike previous generations to search, apply, and accept positions in today's job market. Likewise they leave positions for differing reasons such as engagement, insurance, tuition reimbursement, and paid paternity leave. Estimates show that millennial turnover from poor engagement alone costs the US economy $30.5 billion a year. (Gallup) We believe statistics such as these create a need to evaluate current hiring practices and provide time saving solutions that focus not only on employment but retention.

Our Service

We believe walfly is the world's first career matchmaking network, designed to provide better insight to business entities and career professionals to foster better employment decisions. This SAAS application will help businesses reduce high turnover rates by matching jobseeker career interests with employer staffing needs. walfly business model will combine professional networking, staffing services, and applicant tracking system in one turnkey solution. Our matchmaking algorithm creates matches based upon job seeker must haves, specific job requirements, and company profile.

The walfly business model is to supply all the necessary tools to research, apply, and secure available employment opportunities from one turnkey solution. The secure platform will allow end users to create profiles that highlight capabilities and provide all documentation needed to make employment decisions. Professional networking is a tool users will utilize to gain insight into a company of interest and is made easy by allowing users to connect with current employees hassle free. Job posting is free, instead companies are charged for job clicks, resume views, sending personal invites and messaging. Job seekers and professional networkers will create profiles, upload documents, post to feed, and apply to jobs at no cost. Internet publishing is an additional revenue stream the company will exploit to generate income from things such as sponsored stories and ad placement.

Market

The Staffing Services Industry generates $350 billion in the US annually.(Hoover's Staffing Services Industry Report) Trends of outsourcing entire departments and dependence on temporary and leased workers will expand opportunities for personnel agencies. New online technology is improving staffing efficiency. Mobility is an important feature of many staffing agency technology solutions.Some services find that agencies are their biggest customers, earning the sites a large percentage of their revenue. Growing demand for temporary industrial workers is creating growth for staffing services firms that specialize in the recruitment and training of such workers. (Hoover's Staffing Services Industry Report)

Competition

The staffing services industry is fragmented, with low barriers to entry. (Hoover's Staffing Services Industry Report) In the US, the 50 largest companies generate a little less than half of industry revenue. (Hoover's Staffing Services Industry Report) Our company feels that many of these corporations have similar platforms with very little differentiation apart from pricing models. Companies like Indeed and ZipRecruiter have online staffing portals that some would say are indistinguishable from industry pioneers Monster or CareerBuilder without the aid of company branding. We believe this has no bearing on the success of either company and despite the comparability both benefit tremendously from the accomplishment of being new. The Company believes this presents a major opportunity for new entrants with unique offerings.

KISS Innovations believes the walfly platform will position the company to thrive in this industry due to its unparalleled design and functionality. We believe our matchmaking algorithm will be the first of its kind and creates an competitive edge unlike any of its predecessors. The ability for end users to create searchable profiles and store data means that all necessary data to make employment decisions can be retrieved at a touch of a button. The built in applicant tracking system means the user can apply to any posted position without the need to create multiple profiles or re-enter application data previously entered on other opportunities. Our Open Verification System will help reduce the time needed for background checks by providing confirmation of any data that has been vetted by trustworthy sources. The company will use advancements such as resume reviews, interview preparation, and industry specific assessments to strengthen its position in the field.

Revenue Model (Sales and Supply Chain)

The walfly pricing model for job posters will give clients a transparent view of the cost associated the use of our services. Rates for clicks, resume views, and job invites are fixed which helps posters budget costs upfront. Job posting is free. Revenue is generated through 3 major from cost per click (CPC); employers will pay $.10 per click on posted jobs, resume views; employers will pay $1.00 for each resume they view, and job invites; employers will pay a fee of $1.00 for each (invitation to apply) to posted positions sent to candidates.

Additional revenue will be generated from job seekers through services such as job specific assessments and resume building services. walfly will capitalize on the increasing web and mobile traffic by selling advertising space in the form pre-roll video, sponsored stories, and feed postings.

Obligations of the Company

As of the date hereof, the Company has no outstanding debt. The Company may borrow money from time to time from third parties including but not limited to members of the management, board members, and other affiliates of the Company, in order to meet Company short falls in its day-to-day operations.

Legal Claims

As of the date date hereof, there is no pending or threatened litigation against the Company.

The team

Officers and directors

Donald Jones	Founder, President, CEO, Director
David McCullar	Vice President, COO, Director

Donald Jones
Donald Jones is the founder, President,CEO, and director of KISS Innovations, Inc and the creator of its flagship SAAS application walfly. Mr. Jones is adriven operations professional with a track record of producing exceptional results across multiple industries spanning ten years. He has a proven ability to successfully analyze critical business needs, identify deficiencies, potential opportunities, and develop cost effective solutions to compete in a global market. Don is an Innovator committed to providing customer centered solutions that stimulate brand loyalty. He has an unparalleled dedication to developing models that sustain long-term business growth for owners and stakeholders. CEO, President KISS Innovations Inc Industry: Software/Tech March 2017- Present (Full-time and primary role) Logistics Manager Walmart Supply Chain Industry: Logistics July 2014- Present (Full-time) 36 hours/week CEO/President Solari Global, LLC Industry: Software/Tech July 2010- July 2014

David McCullar
David McCullar is the Vice President, COO, and Direcotor of KISS Innovations, and brings over 11 years of entrepreneurial experience. His acute knowledge of business development and problem solving skills are operational assets. He has practical expertise with financing, budgeting, and is well versed with bootstrapping. Dave is proficient at building scalable business models that have resulted in external financing and expansion. His resilience and ability to adapt was the prime contributor to him leading a startup through and beyond economic recession. His strong technical background will play a vital role in development of company products. COO, Vice President KISS Innovations Inc Industry: Software/ Tech March 2018- Present (Full-time and primary role) Founder, President Inception, LLC Industry: Health and Wellness Oct 2016- Present 20 hours/week Co-Founder, CEO Neurofitness Wellness Center Industry:

Health and Wellness April 2007- Aug 2017

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Factors** You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially and adversely affected and you may lose all or part of your investment.
- **Operation** We have a limited operating history upon which an evaluation of the Company and its business can be based. Further, we expect to incur substantial operating losses and our continued existence is dependent upon our ability to generate profitable operations and to secure the necessary financing to fund our future operations. The likelihood of our future success must be considered in light of our limited operating history and our expectation of operating losses, as well as the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. There can be no assurances that our future revenues will ever be significant or that our operations will ever be profitable.
- **Intellectual Property** The Company will rely on a combination of trade secret, copyright and trademark laws, non-disclosure and other arrangements to protect its intellectual property rights. Despite the Company's efforts to protect its intellectual property rights, unauthorized parties may attempt to copy or obtain and use information that the Company regards as proprietary. There can be no assurances that the steps taken by the Company to protect its intellectual property will prevent misappropriation of such information and such protections may not preclude competitors from developing similar brand names or promotional materials or developing products with taste and other qualities similar to the Company's products.
- **Financing** The implementation of our business strategy will require significant expenditure of capital and we may require additional financing in the future. Additional funds may be sought through equity and/or debt financings. We cannot offer any assurances that commitments for such financings will be obtained on favorable terms, if at all. Equity financings could result in dilution to holders of Shares, and debt financing could result in the imposition of significant financial and operational restrictions on us. Our inability to access adequate capital on acceptable terms could have a material adverse effect on our business, results of operations and financial condition. If we fail to generate revenue as anticipated or

if our development costs exceed available funds, we may be required to seek one or more additional financings. If required, we can offer no assurances that additional funds will be available or that they will be available on economically acceptable terms.

- **Management** Management of the Company's business is substantially dependent on the services of Donald Jones, CEO. Loss of the services of Mr. Jones or any other key members of management could have a material adverse effect on the Company's business, financial condition, and results of operations. At this time, the Company does not maintain key man life insurance policies for Management.

- **Advisors** To supplement the business experience of Management, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by management without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary duty or other obligation to the Company. Although the Company has no present intention to do so, it is possible that the Company would hire affiliates as outside advisors.

- **Crowdfunding** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- **Capital Requirements** EVEN IF THECOMPANY SELLS THE MAXIMUM NUMBER OF SHARES PERMITTED HEREBY, THE PROCEEDS RAISED MAY NOT SATISFY THE COMPANY'S CAPITAL REQUIREMENTS. THE COMPANY MAY NEED TO RAISE ADDITIONAL CAPITAL. THERE IS A RISK THAT THE COMPANY WILL BE UNABLE TO RAISE SUFFICIENT CAPITAL OR THAT IT WILL RAISE SUCH CAPITAL ON TERMS MORE ADVANTAGEOUS TO INVESTORS THAN OFFERED IN THIS OFFERING.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Donald Jones, 55.0% ownership, Common Stock
- David McCullar, 45.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,000,000

The total number of Common Stock the corporation is authorized to issue is 100,000,000. To date, 10,000,000 shares of Common Stock are issued and outstanding.

Voting Rights

Each Share is entitled to one vote on all matters submitted to a vote of Shareholders. Shareholders holding a majority of the voting power and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's Shareholders, and the vote by the holders of a majority of such outstanding Shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Transfer of Shares

The Shareholder may Dispose of Shares to the following parties without being subject to the Right of First Refusal or Right of Approval in Section 4.4 of the Company Bylaws:(A) by testamentary or intestate gift; (B) to a Family Share holder in connection with such Shareholder's estate planning; (C) to a former spouse pursuant to a court-approved divorce decree; (D) to other Shareholders of the same classtotheextentanysuchShareholdersareboundbythetermsofalifeinsuranceorothertrustin accordance with the terms of any agreement or other document(s) governing such trust; or (E) if the Disposing Shareholder is an Entity, then to an Entity having substantially identical (whether director indirect) ownership as the Disposing Shareholder (a"*Comparable Entity*"). Dispositions referred to in(A), (B),(C), or (D) in the preceding sentence are collectively referred to as"*Intra-Family/Beneficiary Dispositions*".

Any Stock certificates held by any Shareholder shall be deemed cancelled upon the consummation of the sale or transfer and each Shareholder shall promptly forward such certificate, duly endorsed for transfer, to the Company upon the written request of the Company. Upon consummation of the sale or transfer, the Company shall remit or arrange for direct transfer to each Shareholder that portion of the sale proceeds to which such Shareholder is entitled as a result of the sale or transfer.

Approval of Transferee

Except for Intra-Family/Beneficiary Dispositions or Dispositions to a Comparable Entity, the Transferee in question shall be subject to the approval of the Board, such approval not to be unreasonably withheld. A conversion of any convertible Company Security shall not be deemed a Disposition for purposes of Section 4.4.

Tag-Along Right

If at anytime anyone or more Shareholders (the"**Transferring Shareholders**") desire to transfer, in any single transaction, Shares representing twenty five percent

(25%) or more the Shares of the Company to a third party pursuant to a bonafide offer.The Transferring Shareholders shall give to the Company a written notice of the name of the proposed purchaser and the price and payment terms and other terms and conditions offered by the proposed purchaser. For a period of 15 days following the delivery of such notice each shareholder shall have the right to sell up to and including the Applicable Tag Percentage of Shares of such Shareholder along with the Transferring Shareholders for the same pro rata consideration and upon the same terms and conditions relating to Shares as the Transferring Shareholders. For purposes hereof, **"ApplicableTag Percentage"** means, in connection with any transfer by a Transferring ,a fraction, the numerator of which is the number of Shares being sold by the Transferring Shareholder and the denominator of which is the total number of Shares held by theTransferring Shareholder.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Jan 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 8 months without revenue generation, based on the expenses describe in the Use of Proceeds section below.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Due to the nature of business the company has not generated any revenue and does not anticipate revenue until the walfly platform is launched.

The challenge after launch is growing the walfly subscriber base in order to generate the job views necessary to reach our income goals. The company anticipates needing a significant influx of capital to market the walfly solution in order to realize these goals. The company will allocate 10 percent of revenues to facilitate growth but may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company in order to reach our performance benchmarks.

Our future projections are based on several factors such industry, market size, revenue model, and marketing. Statistics such as there are over 100 million full-time employees in the American workforce and that 51% of employees are either actively looking for a new job or watching for openings (Gallup State of the American Workplace) are details the company plans to exploit to generate a significant revenue.

Our projected income from job postings is based 1% of our subscriber base seeking employment and an average revenue per job post of $50 dollars. Advertising revenue is based upon an average of 5 monthly visits per subscriber, 2.5 to 6 page views (scaled from year 1 to year 5), and 25% to 75% inventory sellout. (scaled from year 1 to year 5).

The walfly pricing model for job posters will give clients a transparent view of the cost associated the use of our services. Rates for clicks, resume views, and job invites are fixed which helps posters budget costs upfront. Job posting is free. Revenue is generated from 3 major sources cost per click (CPC); employers will pay $.10 per click on posted jobs, resume views; employers will pay $1.00 for each resume they view, and job invites; employers will pay a fee of $1.00 for each (invitation to apply) that they send to candidates.

The Company believes that low operating cost will be result of the platform being driven by user generated content and that its primary function aside from marketing is the reliability of application functionality. KISS has a goal of creating 500,000 candidate profiles on the walfly platform in year 1 and a total revenue of $946,000. The company expects total operating costs to be $1,367,000 over the same period leaving a net loss of ($420,326). The year 5 goal for candidate profile creation is 25 million and a total revenue of $153,560,967 for that year alone. Operating costs is anticipated to be $29,300,000 leaving a net income of $124,200,000.

Future paid services not factored in financial projections that will help with revenue generation during changes in the economy such as resume reviews, interview prep, as well as behavioral and job related assessments are a part of the company's plan to strengthen its financial position. This and future plans to build new SAAS applications with similar economies of scale gives the company confidence that it can not only meet but exceed its future financial goals.

Liquidity and Capital Resources

Proceeds from this offering will affect the company's liquidity by help to complete and deploy version one of the walfly platform. This will enable the company to begin adding subscribers which is the cornerstone of revenue generation. Reaching the max target will allow the company immediately begin development of version two which will incorporate features discussed previously. It would also allow the company to begin beta testing marketing strategies in order to determine the most efficient mix for longterm growth of our subscriber base.

 The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The company used the Scorecard Method for establishing the valuation of pre-revenue, start-up companies using data from the 2017 Halo Report published by the Angel Resource Institute. Scorecard Valuation Methodology: This method compares the target company to typical angel-funded startup ventures and adjusts the average valuation of recently funded companies in the region to establish a pre-money valuation of the target. Such comparisons can only be made for companies at the same stage of development, in this case, for pre-revenue startup ventures.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses	1,000	10,000
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$84,000
Use of Net Proceeds:		
Product Development	$5,000	$30,000
Marketing	$3,000	$40,000
Working Capital	$400	$6,000
Legal	$0	$8,000
Total Use of Net Proceeds	$9,400	$84,000

We are seeking to raise a minimum of $10,000 (minimum amount) and up to $100,000 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise our target amount of $100,000, we believe the amount will last us 8 months and plan to use the net proceeds of approximately $84,000 over the course of that time as follows: $30,000 for continued development of the Walfly application, $40,000 for marketing the application online, $8,000 for legal fees associated with intellectual property protection, and $6,000 for working capital.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://kissandsell.co/investor-relation in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KISS Innovations, Inc.

[See attached]

I, ___Donald J .Jones__ the _Chief Executive Officer_ of _KISS Innovations, Inc.,_ hereby certify that the financial statements of _KISS Innovations, Inc.,_ and notes thereto for the periods ending _December 31, 2017_ and _September 30, 2018_ included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $_0.00_; taxable income of $_0.00_ and total tax of $_0.00_.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _September 30, 2018_.

/s/ Donald J. Jones

Chief Executive Officer

September 30, 2018

KISS INNOVATIONS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (MARCH 23, 2017) TO DECEMBER 31, 2017
AND JANUARY 1, 2018 TO SEPTEMBER 30, 2018

KISS INNOVATIONS, INC
Index to Financial Statements
(unaudited)

KISS INNOVATIONS, INC
BALANCE SHEETS
SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(unaudited)

ASSETS	30-Sep-18	31-Dec-17
Current Assets		
Cash	-	-
Accounts Receivable	-	-
Inventory	-	-
Prepaid Expenses	-	-
Other Initial Costs	-	-
Total Current Assets	$ -	$ -
Fixed Assets		
Real Estate -- Land	-	-
Real Estate -- Buildings	-	-
Leasehold Improvements	-	-
Equipment	-	-
Furniture and Fixtures	-	-
Vehicles	-	
Other	13,398	-
Total Fixed Assets	$ 13,398	-
(Less Accumulated Depreciation)	$ 1,786	-
Total Assets	$ 11,611	-
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable	-	-
Commercial Loan Balance	-	-
Commercial Mortgage Balance	-	-
Credit Card Debt Balance	-	-
Vehicle Loans Balance	-	-
Other Bank Debt Balance	-	-
Line of Credit Balance	-	-
Total Liabilities	$ -	-
Equity		
Common Stock	18,598	-
Retained Earnings	(6,986)	-
Dividends Dispersed/Owners Draw	-	
Total Equity	$ 11,612	-
Total Liabilities and Equity	$ 11,611	-

KISS INNOVATIONS, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(unaudited)

	30-Sep-18	31-Dec-17
Revenue	$0	$0
Cost of Sales	0	0
Gross Profit	$0	$0
Operating Expenses- General and Administrative	$5,200	$0
Total Operating Expenses	$5,200	$0
Net Income	($5,200)	$0

KISS INNOVATIONS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Stockholder's Equity
	Shares	Amount			
31-Dec-17	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	10,000,000	$ 18,000.00	$ 598	-	$ 18,598.00
Net Income	-	-	-	(6,986.40)	(6,986.40)
September 30, 2018	10,000,000	$ 18,000.00	$ 598	$ (6,986.40)	$ 11,611.60

6

KISS INNOVATIONS, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(unaudited)

	30-Sep-18	31-Dec-17
Beginning Balance		
Cash Inflows		
Cash Sales	$ -	$ -
Accounts Receivable	$ -	$ -
Total Cash Inflows	$ -	$ -
Cash Outflows		
Operating Activities		
Operating Expenses	$ 5,200	$ -
Payroll	$ -	$ -
Taxes	$ -	$ -
Financing Activities		
Loan Payments	$ -	$ -
Owners Distribution	$ -	$ -
Line of Credit Interest	$ -	$ -
Line of Credit Repayments	$ -	$ -
Dividends Paid	$ -	$ -
Total Cash Outflows	$ 5,200	$ -
Net Cash Flows	$ (5,200)	$ -
Operating Cash Balance		
Line of Credit Drawdown	$ -	$ -
Ending Cash Balance	$ -	$ -
Line of Credit Balance		

NOTE 1 – NATURE OF OPERATIONS

KISS Innovations, Inc was formed on March 23, 2017 ("Inception") in the State of Florida. The financial statements of KISS Innovations, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Port Saint Lucie Florida.

KISS Innovations, Inc. The company creates SAAS applications that disrupt current practices in a effort to optimize the efficiency of common functions. Its core business is to develop creative solutions that simplify specific life processes. Our flagship product walfly is a career matchmaking network designed to provide better insight to business entities and career professionals to foster better employment decisions. Its matchmaking algorithm helps businesses reduce high turnover rates by matching jobseeker career interests with employer staffing needs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

8

Revenue Recognition

The Company will recognize revenues from the walfly platform from services including but not limited to cost per click, resume views, job invites and advertising. The walfly pricing model for job posters gives clients a transparent view of the cost associated the use of our services. Rates for clicks, resume views, and job invites are fixed which helps posters budget costs upfront. Additional revenue is generated from job seekers through services such as job specific assessments and resume building services. Walfly will capitalize on the increasing web and mobile traffic by selling advertising space in the form video, sponsored stories, and feed postings.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of the date hereof, the Company has no outstanding debt. The Company may borrow money from time to time from third parties including but not limited to members of the management, board members, and other affiliates of the Company, in order to meet Company shortfalls in its day-to-day operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
"We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.00001. As of September 30, 2018 the company has currently issued 10,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of the date hereof, the Company has no related party transactions to disclose.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through September 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KISS Innovations is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K – $100K goal

KISS Innovations
Walfly Career Matchmaking Network
Small OPO · Port Saint Lucie, FL · Software & Services
Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Ideas bring innovation.
Innovation drives results.

KISS Innovations, Inc.

Matchmaking is an effective tool for personal relationships helping clients find their potential perfect mate. KISS Innovations has created a matchmaking application to help millennials potentially find their ideal career match. Millennials are the dominant demographic in the workforce at 38% and is on track for up to 75% by 2025. (Gallup) Millennial turnover from engagement alone costs the US economy roughly $30.5 billion a year. (Gallup)

KISS Innovations is in development of walfly, a career matchmaking network designed to provide insight to employers and job candidates to foster better employment decisions. Its matchmaking algorithm is created to help businesses reduce high turnover rates by matching jobseeker career interests with employer staffing needs.

The industries we are participating in are, the 135 billion annually Internet Publishing Industry, (Hoover's Internet Publishing Industry Report) and the 350 billion annually Staffing Services Industry. (Hoover's Staffing Industry Report) The staffing services industry is fragmented, with low barriers to entry. In the US, the 50 largest companies generate a little less than half of industry revenue. (Hoover's Staffing Services Industry Report) The platform's matchmaking algorithm is created with the intent to provide a competitive edge unlike any of its predecessors.

KISS Innovations is a Florida Company led by Don Jones and David McCullar. Their intimate knowledge of the hiring process led to creation of walfly.

The Company has aggressive financial goals influenced by industry, market, and unique product offering. The Company is seeking a $100,000 dollar investment for 500,000 shares of Common Stock.







Introduction Video







Walfly
About Us
Still Need Help?

Computer generated image, final product may vary.

The Offering

$0.20 per share of Common Stock | When you invest you are betting the company's future value will exceed $2M.



These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

Development Stage

Full development of the walfly application has already begun. We are currently in the functionality integration portion of the process which is the final phase before testing and deployment to app stores. Once completed we will begin beta testing before product launch.

Our Mission: Create intelligent software solutions to optimize specific life processes

What We Have Accomplished So Far

Development of the walfly application has already begun and we are anticipating to launch in January 2019. The first phase of the launch campaign will focus on signups and profile development. Marketing campaigns will be designed to entice users to create profiles based upon the benefits of matching synergies. We feel this strategy will help walfly build the user base necessary to attract employers to the platform. The second phase will focus on getting employers to create profiles and post jobs on walfly. The development of the oddjobber application will begin in February 2019 after the initial launch of walfly.





Project Initiation
March 8, 2018.
UI Integration Completed
May 18, 2018
Functionality Integration
In progress
UX/UI Design Completed
April 06, 2018.
Backend Development and Web Services Creation Completed
June 10,2018
Testing and Deployment to App Stores
Up coming

Our Products

walfly
Top Industries
Featured Jobs
Jobs Near Me



Computer generated image, final product may vary.

The staffing services industry is fragmented, with low barriers to entry. (Hoover's Staffing Services Industry Report) In the US, the 50 largest companies generate a little less than half of industry revenue. (Hoover's Staffing Services Industry Report) Our company feels that many of these corporations have similar platforms with very little differentiation apart from pricing models. Companies like Indeed and ZipRecruiter have online staffing portals that some would say are indistinguishable from industry pioneers Monster or CareerBuilder without the aid of company branding. We believe this has no bearing on the success of either company and despite the comparability both benefit tremendously from the accomplishment of being new. The Company believes this presents a major opportunity for new entrants with unique offerings.

The staffing services industry is fragmented, with low barriers to entry. (Hoover's Staffing Services Industry Report) In the US, the 50 largest companies generate a little less than half of industry revenue. (Hoover's Staffing Services Industry Report) Our company feels that many of these corporations have similar platforms with very little differentiation apart from pricing models. Companies like Indeed and ZipRecruiter have online staffing portals that some would say are indistinguishable from industry pioneers Monster or CareerBuilder without the aid of company branding. We believe this has no bearing on the success of either company and despite the comparability both benefit tremendously from the accomplishment of being new. The Company believes this presents a major opportunity for new entrants with unique offerings.


walfly
My Jobs
NetFlix
iOS Developer
Google
HTML5/CSS 3
NSPL
Web Developer
Walfly
About Us
Still Need Help?

Computer generated image, final product may vary.


walfly
Jack Brown
Introduction Video
Work History
Education
Must Have

Features and Benefits

Searchable user profiles will help employers and candidates locate potential matches

Secure platform will allow storage of sensitive information such as resumes and personal data, creating a time saving application process

Turnkey Solution will give employers the ability post jobs, track applicants, and make job offers from one application

Candidate Must Have page will inform employers of job seeker needs in advance of job offer

Employer Benefits page will supply candidates with a breakdown of advantages of employment prior to application submission

User data will NEVER be for sale


Job Duties
Accomplishment
Video Links
Skills
Work Samples
Walfly
About Us
Still Need Help?
Product
Terms & Policies
FAQs
Jobs Packages
CV Packages

Computer generated image, final product may vary.

How Our Products Will Be Different From the Rest

Matching making algorithm will display scores to aide users in making employment decisions

Free Job Posting means no upfront costs. Companies will pay for CPC, invites sent, and resume views. (CPC $.10, Invites Sent $1.00, Resume Views $1.00)

Employers will have the option to invite candidates with favorable scores to view posted jobs

Real Time Billing will mean employers can budget and track spending throughout the hiring process.

Only candidates with required experience and or education will be permitted apply to postings.

Open Verification System (OVS) Notification of validated user information will be shared across network to save time during the vetting process.

Analytics will give walfly the ability to supply advertisers with data pertaining to their desired audience without divulging personal information from specific users.


walfly
NetFlix
80%
Job Description
Save Job
Cover Letter
Apply
Walfly
About Us
Still Need Help?

Computer generated image, final product may vary.



Creative Company

KISS Innovations is dedicated to create unparalleled software solutions to simplify specific life processes. Integrity and social responsibility are essential aspects of its core beliefs. Providing customer focused solutions is the foundation of future success.


walfly
Career Matchmaking Network

Unique Product

Walfly is created to be a first of its kind platform designed to reduce turnover by providing the insight needed and to make smarter employment decisions. Through its matchmaking algorithm job seekers and employers will have the opportunity to find their ideal match.



Underserved Market

Millennials are the dominant demographic in the American workforce at 38% and projected to grow to up to 75% by 2025. (Gallup) They have the highest rate of unemployment and underemployment. Millennial turnover costs from engagement US economy over $30 billion annually. (Gallup)



Thriving Industry

Staffing Services is a high demand industry with low barriers to entry. Agencies that specialize in assessing worker capabilities often manage the entire human resource function for their clients. Recruitment process outsourcing is expected to grow 9% in 2018. (Hoover's Staffing Services Industry Report)

Our Market and Industry



350 BILLION

Staffing Services

Source: Hoover's Staffing Industry Report

Staffing Services Industry

The trends of outsourcing entire departments and dependence on temporary and leased workers will expand opportunities for personnel agencies. New online technology is improving staffing efficiency. Mobility is an important feature of many staffing agency technology solutions. Some services find that agencies are their biggest customers, earning the sites a large percentage of their revenue. Growing demand for temporary industrial workers is creating growth for staffing services firms that specialize in the recruitment and training of such workers. (Hoover's Staffing Services Industry Report)

The recruitment and retention of quality candidates is a constant challenge in the professional ecosystem. KISS Innovations believes the time allotted to staffing is prolonged by the current hiring practices. It is estimated that the average cost per hire for companies is $4,425 and the average time to hire was 36 days in 2016. (2017 SHRM Talent Acquisition Benchmarking Report) We believe the added costs of onboarding and high price of turnover, creates an environment where making the correct personnel decisions vital. Millennials account for 38% of the American workforce and is projected to grow top to 75% by 2025. (Gallup) Despite this they have the highest rates of unemployment and underemployment. (Gallup State of the American Workplace Report 2017) This demographic utilizes methods unlike previous generations to search, apply, and accept positions in today's job market. Likewise they leave positions for reasons that differ such as engagement, insurance, tuition reimbursement, and paid parental leave. Estimates show that millennial turnover from poor engagement alone costs the US economy $30.5 billion a year. (Gallup) We believe statistics such as these create a need to evaluate the current hiring practices and provide time saving solutions that focus not only on employment but retention.



What Makes Our Team Special



The KISS Innovation executive team has over 10 years of collaborative experience. Developing and leading startups through economic recession has aided in their individual and combined growth. Creativity was born out of necessity given the scarcity of resources during the period of downturn. These and other experiences have given rise to the level of resilience and dedication needed to reach the Company's goals.

Some of their past accomplishments include but are not limited to:

1) designing multiple software platforms across various industries.
2) created a patent pending process for a referral reward software solution for a previous venture in 2013.
3) develop and deploying scalable business models that have resulted in over $8 million dollars of external financing in past ventures.

Invest in Our Company Today!

The success of a new business venture depends on the effectiveness of the leadership team. Knowledge of how to exploit industry opportunities is a vital part of reaching desired outcomes.

Online juggernauts such as facebook, google, youtube, and linkedin have a



Online juggernauts such as facebook, google, youtube, and linkedin have a common understanding of the value of content. More importantly we believe they understand the value of user generated content.

The KISS team recognizes this common thread and seeks to create unique user content driven platforms that satisfy high demand needs.

The walfly SAAS application and pricing model are designed to improve upon deficiencies in the staffing process. Our policies are designed to effectively compete, foster customer loyalty, and stimulate growth.

The company's goal is to generate $270 million dollars in combined revenue during the first five years of operation (with approximately $59 million in combined Operating expenses). The Company has set these goals based upon the opportunity size, company leadership and unique product offering. You can find further details on these projections in the Offering Document below.

The team has already begun research and development of a future application to strengthen company portfolio and increase the likeliness of reaching revenue objectives at designated times.

KISS Innovations is seeking a $100,000 investment for 500,000 shares of Common Stock. Net proceeds will be used for product development, marketing, working capital and legal services. We thank you in advance and look forward to growing together.

We are just getting started!





KISS INNOVATIONS

walfly
Began Development of Version 1.0 of walfly
Launched development of IOS, Android, and Web Application
March 8, 2018
April 6, 2018
UX/UI Design Completed
UI Integration Completed
May 18, 2018
June 10, 2018
Backend Development and Web Services Creation Completed
Functionality Integration
In process
June 10, 2018
November 30, 2018
Testing and Deployment to App Stores (Anticipated)
walfly
Walfly Launch (Anticipated)
January 2019

Meet Our Team



Donald Jones
Founder, President, CEO, Director

Donald Jones is the founder, President,CEO, and director of KISS Innovations, Inc and the creator of its flagship SAAS application walfly. Mr. Jones is adriven operations professional with a track record of producing exceptional results across multiple industries spanning ten years. He has a proven ability to successfully analyze critical business needs, identify deficiencies, potential opportunities, and develop cost effective solutions to compete in a global market. Don is an Innovator committed to providing customer centered solutions that stimulate brand loyalty. He has an unparalleled dedication to developing models that sustain long-term business growth for owners and stakeholders. CEO, President KISS Innovations Inc Industry: Software/Tech March 2017- Present (Full-time and primary role) Logistics Manager Walmart Supply Chain Industry: Logistics July 2014- Present (Full-time) 36 hours/week CEO/President Solari Global, LLC Industry: Software/Tech July 2010- July 2014





David McCullar
Vice President, COO, Director

David McCullar is the Vice President, COO, and Direcotor of KISS Innovations, and brings over 11 years of entrepreneurial experience. His acute knowledge of business development and problem solving skills are operational assets. He has practical expertise with financing, budgeting, and is well versed with bootstrapping. Dave is proficient at building scalable business models that have resulted in external financing and expansion. His resilience and ability to adapt was the prime contributor to him leading a startup through and beyond economic recession. His strong technical background will play a vital role in development of company products. COO, Vice President KISS Innovations Inc Industry: Software/ Tech March 2018- Present (Full-time and primary role) Founder, President Inception, LLC Industry: Health and Wellness Oct 2016- Present 20 hours/week Co-Founder, CEO Neurofitness Wellness Center Industry: Health and Wellness April 2007- Aug 2017



Offering Summary

Maximum 500,000 shares* of Common Stock ($100,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below,

Minimum 50,000 shares of Common Stock ($10,000)

Company	KISS Innovations, Inc.
Corporate Address	10380 SW Village Center Drive #266 Port Saint Lucie, FL 34987
Description of Business	Our Mission: optimizing specific life processes by creating intelligent software solutions and SAAS applications that disrupt current practices, starting with Walfly, platform designed to reduce turnover by providing the insight needed to make smarter employment decisions .
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.20
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

KISS Innovations, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.20 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $20.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Hi I'm Don Jones, founder of KISS Innovations Inc. I am really excited about launching a crowdfunding campaign here on startengine and the prospect of everyday folks benefiting from what we are building.

KISS Innovations is the culmination of many years of successes and failures. Our founding team has been on a path of creating solutions to simplify life processes. KISS means 'Keep It Simple Silly' and serves as a reminder in our daily operations.

Our flagship product walfly is designed to disrupt the current hiring practices by creating a more efficient staffing process. Our desire is to reduce early staffing turnover by deploying tools that aide employers and candidates in making employment decisions based upon percentage match of job seeker career interest and employer staffing requirements.

This matchmaking process is the core of the walfly platform. Walfly is derived from the phrase 'fly on the wall' and is about providing candid insight that reduces the likelihood of unwelcome surprises after hire.

Take some time today to learn more about our great company and if possible join us as an investment partner as we chart our path to the future of staffing services. Thank you in advance for your consideration and we look forward to growing together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.